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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934*



                                 I-Many, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock (0.0001 par value)
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    44973Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 13, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 44973Q103
            ---------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      A George Gitter Trust C (GST Exempt)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Commonwealth of Massachusets
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,523,062
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,523,062
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,523,062
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      4.78%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      00
------------------------------------------------------------------------------

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                              Introductory Note:
  As of July 13, 2000, the Reporting Person acquired sole voting power and sole dispositive power over shares of the common stock of the Issuer sufficient to give the Reporting Person beneficial ownership of approximately 5.9% of the Issuer's outstanding common stock. This ownership position has not previously been reported. The Reporting Person has at all times held its shares of the Issuer in a manner consistent with Rule 13d-1(c) under the Exchange Act. Since July 13, 2000, the Reporting Person only has sold shares of common stock of the Issuer and currently holds shares of the Issuer's common stock representing less than 5% of the Issuer's outstanding common stock. Consequently, this Schedule 13G reports the Reporting Person's current holdings of the Issuer's common stock and its current ownership status as a holder of less than 5% of the Issuer's common stock.

Item 1(a)     Name of Issuer:
              --------------

              I-Many, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              537 Congress Street, 5/th/ Floor
              Portland, Maine  04101-3353

Item 2(a)     Names of Persons Filing:
              -----------------------

              A. George Gitter Trust C (GST Exempt)

Item 2(b)     Addresses of Principal Business Offices:
              ---------------------------------------

              900 Vine Avenue, Park Ridge, Illinois

Item 2(c)     Citizenship:
              -----------

              Trust was formed in Massachusetts in 1988

Item 2(d)     Title of Class of Securities:
              ----------------------------

              Common Stock, par value 0.0001 per share

Item 2(e)     CUSIP Number:
              ------------

              44973Q103

Item 3        Status of Persons Filing:
              ------------------------

              (a)   [_]     Broker or dealer registered under Section 15 of the
                            Act (15 U.S.C. 78o);

              (b)   [_]     Bank as defined in Section 3(a)(6) of the Act (15
                            U.S.C. 78c);

              (c)   [_]     Insurance company as defined in Section 3 (a)(19) of
                            the Act (15 U.S.C. 78c);

              (d)   [_]     Investment company registered under Section 8 of the
                            Investment Company Act of 1940 (15 U.S.C. 80a-8);

              (e)   [_]     An investment adviser in accordance with Section
                            240.13d-1(b)(1) (ii)(E);

              (f)   [_]     An employee benefit plan or endowment fund in
                            accordance with section 240.13d-1(b)(1)(ii)(F);

              (g)   [_]     A parent holding company or control person in
                            accordance with

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                            Section 240.13d-19b)(1)(ii)(G);

              (h)   [_]     A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)   [_]     A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-
                            3);

              (j)   [_]     Group, in accordance Section 240.13d-1(b)(1)(ii)(J).

Item 4        Ownership:
              ---------

              (a) Amount Beneficiary Owned: 1,523,062 shares of Common Stock par value $.0001 per share

              (b)   Percent of Class:    4.78%

              (c)   Number of shares as to which such person has:

                    i.    Sole power to vote or to direct the vote: 1,523,062
                    ii.   Shared power to vote or to direct the vote:  -0-
                    iii.  Sole power to dispose or to direct the disposition of:
                          1,523,062
                    iv. Shared power to dispose or to direct the disposition of: -0-

                          Instruction - For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
                                       ----------------

Item 5           Ownership of 5% or Less of a Class:
                 ----------------------------------

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                 securities, check the following:   [X]

Item 6           Ownership of More than 5% on Behalf of Another Person:
                 -----------------------------------------------------

                 Not applicable

Item 7           Identification and Classification of the Subsidiary which
                 ---------------------------------------------------------
                 Acquired the Security Being Reported on By the Parent Holding
                 -------------------------------------------------------------
                 Company:
                 -------

                 Not applicable

Item 8           Identification and Classification of Members of Group:
                 -----------------------------------------------------

                 Not applicable

Item 9           Notice of Dissolution of Group:
                 ------------------------------

                 Not applicable


Item 10          Certification:
                 -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2001

                               A. GEORGE GITTER TRUST C (GST EXEMPT)


                               By: /s/ S. Alexei Gitter          *
                                   ---------------------------------------
                                       S. Alexei Gitter, Trustee


                               By: /s/ Natasha A. Gitter         *
                                   ---------------------------------------
                                       Natasha A. Gitter, Trustee


                               By: /s/ Jason S. Orlov            *
                                   ---------------------------------------
                                       Jason S. Orlov, Trustee


                               *By: /s/ S. Alexei Gitter
                                    --------------------------------------
                                        S. Alexei Gitter
                                        Attorney-in-fact

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                                 INDEX TO EXHIBITS

                  Exhibit No.                         Description
                  ----------                          -----------

                      1                               Power of Attorney

                                                                     Page 6 of 6
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                               POWER OF ATTORNEY

                     A. GEORGE GITTER TRUST C (GST EXEMPT)

     KNOW ALL MEN BY THESE PRESENT, that the undersigned , being all of the trustees of the A. George Gitter Trust C (GST Exempt) dated October 21, 1988 (the "Trust"), with full power and authority under the Trust, do hereby make, constitute, and appoint S. Alexei Gitter, the true and lawful attorney with power to act and with full power of substitution, to execute, deliver and file, for and on behalf of, and in the name of, the Trust (i) a Schedule 13G report with respect to the beneficial ownership of the Trust of securities of I-Many, Inc. for filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, (ii) any other documents in support of or supplemental to the Schedule 13G report, and (iii) any and all amendments to the
Schedule 13G report, hereby granting to said attorney power and authority to do and perform each and every act and thing whatsoever as said attorney may deem necessary to advisable to carry out fully the intent of the foregoing and as the undersigned might or could do personally or in the capacity or capacities as aforesaid, and hereby ratifying and confirming all acts and things which said attorney may do or cause to be done by virtue of these presents.

     This power of attorney may be signed in any number of counterparts all of which together shall constitute the original power of attorney.

     IN WITNESS WHEREOF, each of the undersigned has hereunto set his hand as of this 6th day of April, 2001.

                                        /s/ S. Alexei Gitter
                                        --------------------------
                                        S. Alexei Gitter, Trustee

                                        /s/ Natasha A. Gitter
                                        --------------------------
                                        Natasha A. Gitter, Trustee

                                        /s/ Jason S. Orlov
                                        --------------------------
                                        Jason S. Orlov, Trustee

                                                                     Page 7 of 7